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                                                                  EXHIBIT (g)(3)

                                  STATE STREET

                            GLOBAL SECURITIES LENDING
                       NAVIGATOR SECURITIES LENDING TRUST
                   U.S. CUSTODY AND ACCOUNTING FEE SCHEDULE

CUSTODY AND FUND ACCOUNTING: Maintain custody of fund assets. Settle portfolio purchases and sales. Report buy and sell fails. Determine and collect portfolio income. Make cash disbursements and report cash transactions in local and base currency. Monitor corporate actions. Report portfolio positions. Maintain investment ledgers, provide selected general ledger reports, provide selected portfolio transactions, position and income reports. Maintain general ledger and capital stock accounts. Prepare daily trial balance. Calculate net asset value daily.

ASSET FEE


      Fund Net Assets                                  Annual Fees Per Portfolio
      Money Market                                     .35 BP



SPECIAL SERVICES:

Fees for activities of a non-recurring nature such as fund consolidations or reorganizations, extraordinary security shipments and the preparation of special reports will be subject to negotiation. These services include, but are not limited to, the following: fees for fund administration activities, self directed securities lending, linkages/feeds with third party lending agents, development of customized reports, financial reporting, and access to State Street systems.


PAYMENT:

The above fees will be charged monthly against the fund's custodian checking account five (5) days after the invoice is mailed to the fund's offices.

This fee schedule is effective July 1, 2001.

FUND NAME                                  STATE STREET
BY:   _________________________________    BY:   ______________________________
TITLE:_________________________________    TITLE:______________________________
DATE: _________________________________    DATE: ______________________________